Chunghwa Telecom

September 10, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Aug	Net sales	19,099,879	18,900,038	(+)199,841	(+)1.06%

Jan-Aug	Net sales	150,188,008	147,566,592	(+)2,621,416	(+)1.78%

b                  Trading purpose : None